

August 12, 2014

Via E-mail
Mr. Anthony Staffieri
Chief Financial Officer
Rogers Communications, Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

> **Re:** **Rogers Communications, Inc.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-10805**

Dear Mr. Staffieri:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director